Filed by Marvell Technology, Inc

Pursuant to Rule 425 Under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Lumentum Holdings Inc.

Commission File No.: 001-36861

The following is a transcript of a joint call hosted by Marvell Technology, Inc. (“Marvell”) and Lumentum Holdings Inc. (“Lumentum”) on November 2, 2026.

FGS Global

November 2, 2026

Corporate Speakers

•	Ross Seymore; Marvell Technology Inc.; Senior Vice President of Investor Relations

•	Matt Murphy; Marvell Technology Inc.; Chairman and Chief Executive Officer

•	Dan Durn; Marvell Technology Inc.; Chief Financial Officer

•	Michael Hurlston; Lumentum Holdings Inc.; President and Chief Executive Officer

Participants

•	Blayne Curtis; Jefferies; Managing Director

•	Harlan Sur; J.P. Morgan; Executive Director, Equity Research

•	Tom O’Malley; Barclays; Director, Equity Research

•	Simon Leopold; Raymond James Financial, Inc.; Managing Director

•	Timothy Arcuri; UBS; Managing Director

•	Vivek Arya; Bank of America Securities; Managing Director

•	Tore Svanberg; Stifel; Managing Director

PRESENTATION

Operator: Good morning, and welcome to Marvell’s conference call to discuss their proposed acquisition of Lumentum. At this time, all participants are in a listen-only mode. (Operator Instructions) A question and answer session will follow the formal presentation.

Please note this event is being recorded.

I will now turn the conference over to Mr. Ross Seymore, Senior Vice President of Investor Relations. Thank you. You may begin.

Ross Seymore: Good morning, everyone, and thank you for joining us.

Earlier today, we announced an agreement for Marvell to combine with Lumentum. To discuss this announcement, I’m joined on the call by Matt Murphy, Marvell’s Chairman and CEO; Dan Durn, Marvell’s Chief Financial Officer; and Michael Hurlston, Lumentum’s CEO.

The press release and supplemental information, including an investor presentation about this transaction, are available on the Investor Relations section of our website. Please note that we will be referring to certain pages in this presentation during our call today.

This conference call is being webcast live, and a recording will be available via telephone playback, and also archived on the Investor Relations section of our website.

As a reminder, today’s call will include forward-looking statements, including statements about the expected benefits, timing, and financial impact of the transaction, expected synergies, accretion, market opportunity, customer adoption, and product development. These statements include risks and uncertainties that could cause our actual results to differ materially from the statements made on this call.

Please refer to today’s press release and each company’s most recent filings with the SEC, including Forms 10-K and 10-Q for information on specific risk factors.

Unless otherwise noted, financial figures discussed today are non-GAAP. We ask that you focus your questions on the transaction in the Q&A section, as we will not be addressing current business conditions or other topics.

So with that, I’ll turn the call over to Matt.

Matt Murphy: Thank you, Ross, and good morning, everyone.

Today, we are pleased to announce that Marvell is combining with Lumentum, a leading provider of photonic technologies. We, at Marvell, have been on a decade-long journey to build a strong position in the core technologies powering the AI industry, creating tremendous value along the way, and this transaction marks a defining next step in that journey.

We believe an opportunity like this comes along once in a generation. By combining the two companies, we expect to define and become a category leader for the next generation of AI connectivity. I could not be more excited about this opportunity.

As you can see on Slides 6 and 7, Marvell and Lumentum are two of the fastest-growing scaled AI enablers in the industry, and together we form a category leader in AI connectivity. We believe our complementary technology portfolios, deep domain expertise, and world-class engineering talent will accelerate innovation and drive meaningful long-term growth.

Combined, we will be the pure-play leader in the optical connectivity industry, significantly greater in scale than the next largest competitor. Zooming out, we expect the combined company to become one of the top five largest AI infrastructure semiconductor companies.

The strategic alignment of our two companies is remarkable. The product portfolios are highly complementary, and we share a common foundation built on engineering excellence, innovation, and unwavering commitment to our customers’ success. We believe that, after the transaction closes, the combined enterprise will be extremely well-positioned to solve some of the most critical challenges in the AI data infrastructure industry, a market that we believe represents one of the most significant technology investment opportunities.

I’m also thrilled that, upon close of this transaction, Michael and two other members of the Lumentum board will be joining Marvell’s existing seven-person Board of Directors. Michael has guided Lumentum through exceptional growth and transformation since he joined the company, and I have seen firsthand the quality of the organization and the depth of its engineering and business culture. That experience gives me strong conviction in this transaction and in the future success of the combined company.

Now, let’s move on to Slide 8.

The AI infrastructure industry is at an inflection point. Over the past decade, Marvell has built, integrated, and invested in the capabilities to be at the forefront of the electrical to optical transition.

We had the foresight to see where the industry was heading, and aggressively invested in positioning ourselves to capitalize on the growth opportunities ahead. This included building one of the industry’s largest engineering teams for electrical and optical connectivity.

By combining with Lumentum, we will become one of the largest and most strategic optical and photonic engineering organizations in the world. The operating scale resulting from this combination will significantly increase our ability to innovate and invest in next-generation solutions for our customers.

Over the next decade, as AI infrastructure scales at an unprecedented pace, we believe connectivity is becoming critical to solving the top three bottlenecks in AI data centers: performance, bandwidth, and energy efficiency.

Rapidly growing bandwidth requirements and the physical limitations of copper-based connectivity are accelerating the transition towards optical technologies. We believe the next decade of networking will be defined by optics, just as electrical SerDes defined the previous era.

As AI infrastructure scales to increasingly complex architectures, particularly scale-up and scale-in, we see the industry shifting from discrete modular components towards highly integrated optical solutions that require much closer co-design of electrical and optical technologies to deliver greater bandwidth, performance, and energy efficiency.

In fact, what’s really needed is extreme co-design, which is why we believe that now is the ideal time to do this combination.

This transition to next-generation architectures is still in its early stages, but it’s clear this is truly a once-in-a-generation opportunity to define and lead the AI connectivity category. This is why we are acting now as scale-up begins to ramp next year.

The optical content opportunity in next-generation architectures is expected to be significantly larger than scale-out. Upon completion of the transaction, we estimate that our combined total addressable market will expand to $550 billion by 2030, and we believe the combined company will be well-positioned to capture a greater share of that significantly larger opportunity.

Slide 9 puts this combination in the context of Marvell’s broader track record of creating value. For more than a decade, Marvell has systematically built its business through a combination of organic innovation and disciplined strategic acquisitions.

Our M&A efforts are anchored by four pillars: strategic foresight, world-class integration, being a destination for talent, and robust value creation. We have successfully integrated a series of significant acquisitions, bringing together complementary technologies, products, and teams to strengthen our competitive position each time.

Now, simply acquiring a company does not create value. It is our relentless focus on aligning to the right themes, integrating effectively, and investing in the businesses we acquire that drives meaningful and lasting value creation.

We have established a proven track record of identifying major industry transitions, making decisive acquisitions, and then investing to build much larger businesses.

To illustrate that point, let me take you back to the acquisition of Inphi.

We saw the transition from NRZ to DSP-based optical connectivity and scale-out networking, acquired Inphi at the right inflection point, and invested with conviction to scale the business. That business is on track to grow by over 10x from the time we announced the transaction to this year, and we expect significant growth continuing.

Fast forward to today, we believe another architectural shift presented by scale-up and scale-in networking is creating an inflection of even greater magnitude, and positions us to create enormous value for our stockholders.

Marvell has a strong track record of integrating leadership and engineering talent from acquired companies, with executives from those organizations taking on significant roles in shaping and leading the business.

Lumentum brings exceptional expertise in compound semiconductors, optical technologies, and advanced manufacturing that we believe will further strengthen the combined organization. We look forward to welcoming the Lumentum team to Marvell after closing.

Our acquisition strategy has helped build a leading technology platform, expand our addressable markets, and create substantial shareholder value. As you can see from the chart, our stock price has appreciated very significantly over the last decade, reflecting the compounding impact of our M&A and organic execution since I became CEO in 2016.

Okay, now let’s turn to Slide 10. This transaction is about bringing together Marvell’s connectivity capabilities with Lumentum’s photonics expertise to create a category leader in AI connectivity for the era of integrated optics. We believe this new era requires end-to-end extreme co-design between the XPU, switch, and the entire electrical to optical signal chain.

As we will discuss in subsequent slides, we believe the customer benefits of this move to integrated optics are fully optimized when all of these critical technologies reside under one roof.

Now, turning to Slide 11. Both companies address large TAMs independently, but as the teams began to compare our opportunity sets, it became clear that the combination would result in an opportunity together that is far larger than the sum of its parts.

As a result, we expect a combined TAM of $550 billion in 2030, with the majority of the incremental upside coming from NPO and CPO. And importantly, we believe that we can capture a greater share of this opportunity.

For all these reasons, it’s clear to us that now is the time to join forces and take advantage of this generational opportunity.

Now, let me turn the call over to Michael to go deeper into this technological inflection point. With that, Michael, over to you.

Michael Hurlston: Thank you, Matt, and good morning, everyone. Before I begin, I want to thank the Lumentum team whose extraordinary work made today possible.

Before I dive into the slides, let me provide some high-level perspective from the Lumentum side.

Lumentum has built its reputation on being equipped to solve the toughest optics challenges in support of our customers’ most demanding requirements. As the industry moves toward highly integrated optical solutions, we recognize that delivering increasing levels of technical difficulty requires unprecedented scale and capability.

When we looked at Lumentum’s path forward, we considered all the options available to us, including continuing to execute as a standalone company and potential acquisition targets of our own. What became clear through that process is that a combination with Marvell stands in a category of its own.

As Matt alluded to earlier, the market is sending us a strong signal that the next wave of explosive growth in AI connectivity cannot be satisfied solely by discrete point solutions. The copper wall is shifting. Optical interconnects are pushing closer to the compute, creating the greatest opportunity yet in scale-up and scale-in networking.

Today, we at Lumentum are delivering clear proof of this market momentum. We are announcing our second major NPO and CPO win, a massive milestone that we expect to generate over $5 billion in revenue.

We believe that this win demonstrates exactly why this combination works by bringing together Marvell’s world-class semiconductor platform and digital design depth with Lumentum’s industry-leading optical capabilities. We believe that we can deliver fully integrated solutions spanning the entire optical and electrical signal chain.

In addition, Lumentum’s hyperscaler relationships are exceptionally strong. We are recognized across the industry as their premier indium phosphide laser and optical switching provider. Paired with Marvell’s deep architectural intimacy and trusted top to bottom presence within these same accounts, this combination creates an unrivaled partner for our customers.

Marvell engages customers years ahead on architectural roadmaps. This gives Lumentum additional visibility, creating a time-to-market advantage, positioning us to win earlier, scale faster, and solve the most challenging customer requirements first.

Today, hyperscale customers stand on the cusp of adopting scale-up optics, an architectural leap where high volume manufacturing paired with world-class device performance is paramount. As optics and silicon rapidly converge, we see customers demanding unified solutions from partners capable of executing at scale across both R&D and manufacturing, rather than navigating a fragmented supply chain.

By combining, we expect Lumentum’s optical capabilities together with Marvell’s digital design depth to provide a more complete offering for next-generation challenges, supported by an expanded R&D engine and global manufacturing footprint.

Turning to Slide 12, let me give more details on why this combination makes sense for Marvell and Lumentum from a technology perspective. I’ll start with how the landscape in data center interconnectivity is changing.

While optical links already connect data centers and AI racks, intra-rack, intra-tray, and intra-package interconnects still depend on copper. As next-generation XPUs power larger clusters and heavier inference workloads, copper reach degrades rapidly, creating a physical barrier known as the copper wall.

Bypassing this barrier requires optical connectivity to move progressively closer to the compute engine, effectively shifting the copper wall to the right. With each shift, data bandwidth requirements increase by an order of magnitude.

Scale-out links already carry 10 times more bandwidth than traditional scale-across data center links. Today, leading customers are on the verge of deploying scale-up optics, which carry another 10-fold increase in bandwidth over scale-out. Furthermore, we are actively collaborating with customers on next-generation scale-in optical solutions that we expect will drive yet another 10-fold increase over scale-up distances.

While traditional pluggables excel in scale-across and scale-out networks, the exponential data bandwidth requirements of scale-up and scale-in require tightly integrated co-packaged optics to maximize performance and power efficiency.

Following the closing, we expect the combined organization to bring expertise required across all four distance domains, scale-across, scale-out, scale-up, and scale-in.

Turning to Slide 13, scale-across and scale-out are the primary optical links deployed today, representing large established markets served largely through pluggable modules.

In scale-across, the market is vertically integrated, with Marvell as a key module supplier, and Lumentum as a key supplier of pump lasers and narrow linewidth laser assemblies. Marvell also supplies coherent DSPs as a merchant supplier to competing module makers.

In scale-out, both companies supply key building blocks to the module ecosystem. Marvell provides DSPs, drivers, and TIAs, while Lumentum supplies laser light sources, modulators, and photodiodes.

Additionally, Lumentum manufactures premier scale-out transceivers tailored for high-speed customer specific applications. Because our solutions are highly complementary, as illustrated in the block diagrams, we plan to maintain our existing go-to-market model, offering best-in-class components and systems, while supporting the entire ecosystem.

Uniting our companies enables us to jointly optimize every link in the signal chain, integrating lasers, photodetectors, DSPs, TIAs, drivers, and silicon photonics to enhance performance across established applications.

Our joint engineering will unlock lower power consumption, expanded link budgets, and superior performance at every speed generation, alongside meaningful COGS synergies across our operating model.

As we look further ahead to the scale-up market, while customers are evaluating CPO solutions for enabling the lowest power and latency per bit, they are in parallel adopting NPO solutions to accelerate the adoption of optics inside the rack.

We believe the combined company will be well-positioned to help drive the transition to scale-up NPO, with a full suite of components which can be further optimized collectively to work better to deliver a superior solution to our customers.

Turning to Slide 14. As I mentioned, scale-up and scale-in represent the next frontier, but the requirements here are significantly more demanding. Bandwidth density in these architectures is orders of magnitude higher than scale-out, while simultaneously needing lower latency and lower power per bit, while mitigating thermal constraints in the design.

These requirements cannot be satisfied by traditional pluggable solutions. Instead, optics needs to be integrated very close to the XPU and switch. This can ideally be achieved by careful co-design of electrical and optical technologies, including the light source itself. This is the extreme co-design that Matt was referring to earlier.

Success in CPO for scale-up and scale-in requires simultaneous best-in-class performance across multiple domains, including high-speed SerDes, analog TIAs and drivers, silicon photonics, and lasers. While customers can try to source these independently from multiple suppliers, Lumentum and Marvell believe the performance of the solution will be dramatically better with a faster time to market if it’s co-architected and delivered by a single supplier.

This is why we believe now is the time for this combination. We believe the combined company’s ability to offer fully co-designed, pre-validated optical engines at scale, is truly a significant competitive advantage.

Importantly, the content in these integrated systems, NPO and CPO, is expected to be significantly higher than scale-across and scale-out today. This reinforces the once-in-a generation opportunity that Matt was talking about earlier, and I fully believe that the combination of Lumentum and Marvell will define and lead this new era.

With that, I’ll turn it back to Matt.

Matt Murphy: Great. Thanks, Michael, for outlining those truly compelling opportunities.

Now, let’s talk about switching on Slide 15.

The combination also creates a comprehensive electrical and optical switch platform, and it makes us uniquely capable of addressing both network and optical switching architectures.

In the electrical domain, Marvell offers a complete portfolio of Ethernet switches for scale-out networking complemented by new products for emerging scale-up networking.

Lumentum has become a key provider of MEMS-based optical circuit switches, also known as OCS, which are increasingly being adopted by customers to augment their network switching architectures for additional resiliency and reconfigurability.

The key takeaway is that, in upcoming AI data centers, network and optical circuit switching are expected to coexist, provide complementary capabilities, and each deliver strong growth. We expect this expanded technology portfolio to make the combined company switch-topology-agnostic, with the breadth to address a wide range of customer architectures. As AI infrastructure continues to evolve, we believe that flexibility will become increasingly valuable to the customers we serve.

Next, let’s move to Slide 16.

At our Investor Day last month, we discussed how the industry is moving beyond silicon alone. The next generation of connectivity depends on heterogeneous integration, combining CMOS, silicon photonics, silicon germanium, indium phosphide, and gallium arsenide in a single system or package.

Each material contributes something different to achieve performance that silicon alone cannot deliver. The result is a platform designed to be fully integrated, process-agnostic, and future-proof. Upon closing, with Lumentum’s indium phosphide and gallium arsenide VCSEL capabilities, we expect our combined portfolio to expand all these materials co-integrated in system and package.

This will give us the ability to design and optimize every layer of the solution, as customers’ connectivity needs evolve, with a fully heterogeneous integration capability that no single company has been able to offer before.

Now, turning to Slide 17.

We touched on this earlier, but this slide emphasizes that we expect the combined company to have the broadest and most comprehensive AI connectivity platform in the world, enabling the ability to deliver end-to-end, extreme co-designed, customer-optimized solutions across every distance and topology. More importantly, this combination will create the largest and most comprehensive engineering team to define the AI connectivity solution of the future.

Okay, let’s turn to Slide 18.

In order to leverage our combined and sizable connectivity portfolio following the closing, we also need significant production scale.

On the Marvell side, we have longstanding and highly complementary relationships across the semiconductor supply chain, from substrate suppliers to leading-edge foundries, advanced packaging specialists, and everything in between.

While we are technically fabless, we have been investing in CapEx in our supply chain to build production lines dedicated solely for our demand. To be a leader in this market, you have to invest and control your own destiny.

These partnerships will not change with this combination, but we expect the combined company to have a larger presence to further strengthen its ability to meet the significant growth in demand for AI connectivity we expect over the next decade and beyond.

We intend to continue to work hand-in-hand with our supply chain partners, investing multiple billions of dollars to ensure we have continued access to the capacity necessary to deliver on the production commitments made to our customers.

And, Michael, can you please comment on the Lumentum side?

Michael Hurlston: Thanks, Matt. Lumentum owns the world’s largest indium phosphide manufacturing footprint. Indium phosphide is a compound semiconductor that can naturally emit and absorb light efficiently, which standard CMOS simply cannot do.

Making high-performance lasers with field-proven reliability requires highly specialized fabs, proprietary fabrication techniques, and deep packaging know-how that have been developed and refined over decades. These lasers are key enablers of the shift to NPO and CPO.

It is not practical to replicate this capability as a fabless company. It requires intimate integration of material science, fab processes, and systems level engineering. Lumentum owns and operates a significant footprint of specialty indium phosphide fabs, giving us one of the scarcest and most strategically valuable manufacturing capabilities in the entire semiconductor industry.

This is a crown jewel in our portfolio, and we are investing aggressively to expand our capacity to meet the tremendous demand for our laser products.

We maintain full control over our front-end fabs, alongside a flexible, hybrid, back-end assembly and test model, which combines internal capacity with that of contract manufacturing partners. This operational model allows us to deliver an unmatched level of supply certainty to our customers.

As the transition to scale-up and scale-in accelerates, we expect this production control and high volume capacity to become even stronger competitive differentiators, enabling the combined company to deliver even greater value to our customers.

Back to you, Matt.

Matt Murphy: Thanks, Michael.

Slide 19 brings us back to what it means for our customers. AI infrastructure is rapidly increasing in complexity, and we expect this combination to deliver four direct and compelling benefits.

First, an end-to-end signal chain. We expect Marvell and Lumentum to be a full stack technology partner, with expertise from photon generation to electronic processing. We believe customers will no longer need to manage the critical interfaces between the separate suppliers across the signal chain, and they will benefit from more tightly integrated, high-performance solutions.

Second, leadership in every distance domain. We expect the combined company to be able to address customer complexity at every distance and topology from distributed data centers all the way inside the semiconductor package.

Third, fully optimized solutions. Higher levels of extreme co-design for the next-generation of fully optimized customer-specific solutions means faster development cycles, greater innovation, and lower program risk. We expect to be able to bring pre-validated optical engines to market in ways that a combination of separate suppliers simply cannot.

Fourth, we can deliver at massive scale. The combined company’s greater R&D and manufacturing scale means we can invest more deeply in supply and production to meet the accelerating demand for AI optics.

We believe Lumentum’s company-owned indium phosphide fabs, combined with the breadth of Marvell’s supply chain partnerships, will provide a level of supply assurance that will be critically important as AI infrastructure investment continues to grow at a rapid pace.

With that, I’ll now turn it over to Dan to walk through the financial model.

Dan Durn: Thanks, Matt, and good morning, everyone. Let me walk through the combined financial profile on slide 20.

You’ll see we’ve outlined Marvell and Lumentum’s annualized revenue, non-GAAP gross margin, and non-GAAP operating margin side-by-side, based on Marvell’s current quarter guidance and the results Lumentum reported earlier today.

When you put the two companies together on a pro forma basis, we believe the long-term financial picture is even more powerful. We expect the transaction to accelerate revenue growth and be accretive to our non-GAAP gross and operating margins, inclusive of the $1 billion-plus in run-rate synergies we primarily see from COGS. Overall, we expect the combination to be accretive to non-GAAP EPS starting in year one post-close.

Beyond the cost synergies, we also see significantly larger revenue opportunity from the combination. We believe our ability to offer fully integrated end-to-end and extreme co-design solutions across the optical and electrical domains creates the potential for truly architectural-level partnerships with our customers. We expect the depth of these relationships and our increased ability to deliver complete solutions will unlock a larger TAM and increase our penetration of it. Taken together, we believe this transaction creates a compelling path to increased long-term shareholder value.

With that, I’ll turn it back to Matt.

Matt Murphy: Thanks, Dan. And let me leave everyone with a couple more thoughts.

First, the pro forma figures shown on the slide highlight $17.7 billion in annualized revenue and a non-GAAP operating margin of 39%. Going just one quarter further out illustrates the momentum in both of our businesses. Combining the guidance Lumentum provided for their next fiscal quarter with the current consensus for Marvell’s next fiscal quarter implies pro forma annualized revenue of over $21 billion with a non-GAAP operating margin in the low 40% range, meaningfully higher in just one quarter.

Second, let me bring this to a higher level. While we’ve outlined over $1 billion in run-rate cost synergies, I’m even more excited about the revenue synergy potential. As we’ve already highlighted, even in these early days, the joint teams have identified a significantly larger TAM opportunity. I would not be surprised if this TAM continues to upsize.

In addition, I fully expect we will collectively be able to capture a greater portion of this opportunity, just like we have seen in prior acquisitions.

Optical networking for scale-up and scale-in applications is just starting. As a combined organization with the deepest and broadest set of capabilities for next-generation AI connectivity, I fully expect us to be the category leader who defines and drives this transition, enabling us to deliver meaningful revenue synergies.

I want to thank the Marvell and Lumentum teams for the extraordinary work that has brought us to this milestone. We look forward to welcoming the Lumentum team to Marvell after the transaction closes. And we believe the combined company will be positioned for durable, long-term growth and significant shareholder value creation.

Operator, please open the line for questions.

QUESTIONS AND ANSWERS

Operator: Yes, sir, thank you. We will now be conducting a question-and-answer session. (Operator Instructions).

And our first question will come from Blayne Curtis with Jefferies. Please go ahead.

Blayne Curtis: Hi. And congrats, Mike and Matt and the teams. I just want to ask you on the revenue synergy part. Obviously, there’s a long-term co-design potential. I’m curious in the near term here, is there TAM for bundling opportunities? Is there anything in coherent? Can you just talk about over the next two to three years, are there any obvious revenue synergies that you see?

Matt Murphy: Yes, hey, Blayne. Thanks for the question.

I think you’re going to be able to see certainly the long-term synergies are very meaningful. I mean, we’re talking about a TAM increase for the combined company incremental of $60 billion. And this is right in our wheelhouse and our sweet spot in terms of where we can really attack the market.

So I think where we’re heading post-close is very compelling, especially if you look out through the period. That being said, we showed on some of the slides the various architectural block diagrams of how the Lumentum products and the Marvell products all come together. And I think as we execute the combination, certainly there’s opportunities there, and some of those are going to manifest themselves in COGS synergies, right? Our ability to pull more content that we didn’t supply from each other together. But then I do see as well opportunity for revenue synergies.

And look, Blayne, I’ll tell you, if I look back to the big acquisitions we’ve done, namely Cavium and Inphi, we saw very early on feedback from our customers about wanting to do more with us. Back with Inphi, if you remember, Marvell was really in enterprise and in carrier, and Inphi was in data center. And that pull-through we saw sometimes wasn’t even on a product you would think was directly adjacent. I mean, it was basically, let’s look at the whole Marvell portfolio combined with the acquired company one more time and how much we can do together.

And the final thing I would say is both Michael and I have received a lot of feedback already since the deal leaked, but also over the weekend from our key customers. And across the board, there’s just tremendous support for the combination and excitement about how we can do more together.

So more to come on that, Blayne, but we’re very excited about both the near-term and long-term revenue synergies we can drive from the combination.

Operator: Thank you. Our next question comes from Harlan Sur with J.P. Morgan. Please go ahead.

Harlan Sur: Yes, good morning and congratulations on the announcement today. Marvell is a leader in digital signal processing, DSPs, right? We estimate 70% plus market share. And obviously, you layer on top of that your best-in-class analog for TIA and drivers that target both scale-out and scale-across networking.

Being in a leadership position, you supply to a majority, if not all of the global optical module and transceiver suppliers in the world. So by vertically integrating on the pluggable or transceiver side, will you not be competing with existing module manufacturers who use your DSPs and TIAs and drivers today? Will this maybe open the door for other DSP suppliers to take share at your existing module customers?

Matt Murphy: Yes, thanks, Harlan. I think I’ll answer it in two ways.

The first is that today, if you even look at the existing Marvell business, we operate in a flexible business model. We have module business today in DCI where we have very strong market position, but that’s complemented by a very robust merchant business as well, where we sell our coherent DSPs to other companies to manufacture modules to enable the whole ecosystem. So that model is in place.

The other thing I would say is that when you look at it, Lumentum is a key supplier today to those same customers that we supply DSPs to, even though at the surface level it would look like there’s competition. So in this ecosystem, especially given the customer drive and demand, there’s a very healthy balance between the suppliers and then the competitive ecosystem.

I would say in our case, when we combine with Lumentum, now we have optical modules that will be for the inside data center applications. That business today inside Lumentum has been a very focused effort. And really, their priority has been, and I’ll let Mike comment in a minute, on really being a number one supplier of components, i.e., lasers, into the ecosystem is the first priority. Just like Marvell’s first priority is leading in DSPs, EICs, TIAs, drivers, silicon photonics, et cetera, that strategy is not going to change.

I would then add to that, finally, and I’ll let Mike comment, that at the end of the day, what really matters first is product leadership. So on the Lumentum side, absolute best-in-class performance on laser technology. On the Marvell side, as you pointed out, on DSPs and broadband analog, and we’re just stepping on the gas, both companies collectively on those two technologies, working directly with our end hyperscaler customers to go drive the roadmap and the module partners.

So I think that ecosystem is going to be very healthy. If you have the best products, you have the customer trust, and you work out the right business arrangement, we can continue to grow our business. And I can tell you already, we’ve received feedback from some of our customers that you mentioned, and what their message is right now is, how can we do more business together?

So I’m very confident in our ability to continue to grow our business as a component supplier, but also participate in a very thoughtful way in the module ecosystem.

Michael, anything to add to that in terms of the dynamics?

Michael Hurlston: I think, Harlan, the key point that Matt just made is important for everybody to understand. And that is we supply our lasers to almost all of our competitors. It’s an ecosystem built on a lot of co-opetition. So we supply our lasers, we actually buy from people that we ostensibly compete with, and it works very well. And I think we’re going to double down in terms of supporting those customers.

I know Matt’s had calls today with a number of the different module manufacturers, and all of them have expressed support. We’re going to continue to support them on the laser side. And I think Matt’s going to continue to support them on the DSP side. So I don’t think that this is going to be an issue for our customers and ostensibly our competitors.

Operator: Thank you. Our next question will come from Tom O’Malley with Barclays. Please go ahead.

Tom O’Malley: Hey, thanks for taking me on. And congrats both on the deal. So one technical one and then one longer-term technology one on the technical side.

Well, most of the billion dollars you’re saying is in costs, can you just give us a percentage there? Is that 90%, 95%? And then maybe walk through some of the big chunks there to get those synergies.

And then on the longer term, why now? I understand both of you have deals with Google and Nvidia. The co-design and the process of getting these things done years in advance, totally appreciate that. But part of the rev run rate in the near term is highly levered to some of the indium phosphide supply-demand dynamics.

So, Matt, maybe talk about how confident you are in that supply dynamic persisting for the next couple of years to get to some of these revenue numbers as well. Thanks, guys.

Dan Durn: Yes, so from a synergy standpoint, as you think about bringing the companies together, opportunities where we serve customers, where the Lumentum components are not a part of that solution and vice versa, where Lumentum is serving customers and the Marvell technology is not a component part of that solution that they’re selling, the opportunity to bring the companies together and unlock the combined full stack opportunity that the combined company has to drive those cost synergies is important.

As you think about the long-term revenue trajectory, you think about taking the combined company and, in a very short period of time, taking it past $100 billion. You can see what the combined gross margin of the company is, and you can get a sense very quickly at that scale what the aggregate opportunity for COGS is in that portfolio. We expect the transaction to be accretive from a gross margin, operating margin, and non-GAAP EPS perspective. And as we grow the company, we think there’s an opportunity to grow those synergies over time.

And so we feel really good about the financial horsepower, in addition to the technology leadership and the full stack solutions that we’re going to be able to co-optimize and drive a larger TAM, but also a deeper penetration of that TAM.

Matt Murphy: Yes, hey, great. Thanks, Dan. And then, Tom, on your second one on the why now, and as it relates to some of the comments you made about supply-demand dynamics.

So just want to make one thing clear, that the tight supply is not the reason we’re wanting to enter this transaction now. I would think of that as a byproduct of our thesis that we’re outlining, which is the demand is here. I mean, this transition to scale up is actually here. This isn’t a, hey, at some point in the future, this thing may ramp or it may not. It’s absolutely here.

And finally, I would say that there’s pervasive supply constraints across the entire hyperscaler ecosystem. The memory supply constraints are well understood. You’re seeing this in advanced node. I mean, indium phosphide is in that category, but the why now really comes down to the fact that we are at the inception of the transition as the copper wall moves, as I showed, really from scale-out to the next wave, which is going to be scale-up and then scale-in beyond that.

And it’s hard to see sometimes. I mean, if you look back at Inphi, when we acquired the company, it looked like we were paying a very high multiple for it. The — it was not clear how big it could really be. But you could see the — when you capture a market inflection at the right time with the best asset and the best team, and you execute well, you can really outperform.

And the interesting thing now, too, is that if you look at Lumentum vis-a-vis where Inphi was, let’s say five years ago, similar inflection coming, but the scale of Lumentum alone is about 10 times the size that Inphi was back then on a market that’s multiples, almost an order of magnitude, of what we thought Inphi’s market was five years ago.

So that’s what really gets me excited. You say, why now? It’s because it’s happening now, and the orders are in front of us. So that’s what I would say on the why now. Now’s the time.

And final comment. It’s very rare to find two companies with such strong leadership positions in their respective areas that just have this moment in time where both companies and the leaders of both companies, me and Mike, saw a very similar vision of where the world was going.

And the fact that we’ve had a relationship for a long time professionally and personally. Lumentum’s a big customer of Marvell’s. We’ve got a lot of interaction with the team. It just came together, which is basically at the end as we started looking through it, it was obvious that this trend is happening, and then why don’t we go and look at how to put these companies together? And we’re just super excited about where this is going to go, Tom. So it’s definitely not because of short supply in the short term, and let’s go deal with that.

Michael Hurlston: Yes, Tom, just a quick one from me. Look, we posted some pretty impressive numbers this morning. And we see this trend line for our business continuing. We’ve got a very, very strong business, and we think that that business is going to persist in the long term.

What we think here is this is a multiplying effect. By combining with Marvell, our strong business times their strong business equals something that’s much, much more impressive than the two parts.

So we really like this transaction. It’s something that we think is going to give us the scale. We’ve signaled to the market before that we needed a semiconductor solution to really be successful. And I can’t think of a better semiconductor solution than Marvell and what Matt and team are bringing to the table.

Operator: Thank you. Our next question comes from Simon Leopold with Raymond James. Please go ahead.

Simon Leopold: Great. Thank you. Appreciate you taking the question here.

I wanted to see if we could reflect back on the analyst day that Marvell hosted at the beginning of the month. And it’s not as if I haven’t listened to the conference call you’re hosting today. So I get the industrial logic that you’re describing, but I’d like to see if you could reflect back on the analyst day and help us understand what’s different from what you presented of a standalone Marvell. Thank you.

Matt Murphy: Well, I think the thesis that we laid out at the analyst day is highly consistent with the industrial logic and the transaction today. All of those trends that we were talking about at the analyst day, and we had extensive presentations on that, Simon, as you remember, across the board in a very detailed way on all of the different connectivity growth drivers.

And we went into detail on scale-up and scale-across and scale-out and scale-in. And in every one of those, if you go back and look, in every one of those system block diagrams, we were showing where the Marvell content was, whether it’s a DSP or a TIA or a driver or a switch or an EIC or an XPU, and every one of those, in terms of the transition to optical, has a light source integrated or attached into that solution.

And so the way to think about it is those are coexisting today. Bringing them together, one of the key benefits that I want to stress here is you can go way faster. I mean, that’s the real advantage here because you can always do things when you cobble together a solution. You can get a bag of parts, get a bunch of suppliers together, you can have the customer referee, and at some point, you bring it all together, and you got your solution.

I’ve seen this over and over in my 30-plus year career in the semiconductor industry. The companies that can pull together the solution, and they can do it in a very time-to-market-efficient manner, are the ones that win.

And the tried-and-true rule, the one I’ll leave you with, is the faster you get the product out and the faster you are in time-to-market vis-a-vis your competition, the bigger the economic opportunity and the margin opportunity and the differentiation opportunity is.

So a big part of this is layering on the Lumentum technology to the same framework we outlined at the analyst day, and then just absolutely turbocharging the combined roadmap and pulling in all of the R&D programs we’ve got together and getting them done faster for our customers.

Dan Durn: Yes, and just to build on what Matt’s talking about from a financial perspective, everything we put forward at the analyst day from a standalone opportunity standpoint still holds. We’re very focused on driving the standalone opportunity to that $80 billion of revenue in a very short period of time.

Everything we’re talking about here is incremental to that opportunity, and it’s only going to increase the revenue opportunity as well as uplift from a gross margin, operating margin, and non-GAAP EPS standpoint. So this opportunity we’re talking about today is all incremental.

Operator: Thank you. Our next question comes from Timothy Arcuri with UBS. Please go ahead.

Timothy Arcuri: Thanks a lot. When we see deals like this, there’s obviously motivations on both sides of the deal. So I guess, Matt, maybe the answer is really what you just said, that you can just move faster as a combined company. But I guess when I see a company growing more than 100%, I guess my question is what’s the urgency to have sold now? Is there something in the market you’re seeing that makes you worried, or are there opportunities that you can pursue on a combined basis that you couldn’t pursue on your own? Maybe the question is more for Mike. Thanks.

Matt Murphy: Yes. Kick it off, Mike.

Michael Hurlston: Yes, sure. Look, I think the answer is pretty simple. I mean, our business is going gangbusters. As you correctly said, we doubled last year. Most people have us doubling again next year, and we don’t see any change to that.

What we see is the opportunity. The opportunity, I think, is significant. And by combining with Marvell, there’s a lot more we can do on scale-up and scale-in. And we don’t think that we can be as successful pursuing those opportunities on our own than under the Marvell umbrella.

So I completely understand the argument. Our business is ripping. It continues to rip. Hopefully, the numbers this morning give people confidence that we are really, really on a roll. That roll will continue, but I think it accelerates with the help of having a semiconductor solution that we can co-design with, co-market, and take advantage of some of the relationships that Matt and team bring with the hyperscalers.

Matt Murphy: Fully agree, Mike. And just to add, Tim, I mean, there’s a big advantage here in moving aggressively and being the first mover. This trend is happening. This intersection of electrical technologies and optical technology is fusing together under one roof. This is happening.

I mean, I was talking to a customer this morning about this. Believe it or not, people are up early. And it was almost like the customer was finishing my sentence in terms of starting to explain the rationale. It was like, well, it’s obvious, of course, these things are coming together.

And so you can either be the first mover, Tim, or you can sit on the sidelines and you can be comfortable with your own. Mike’s got a great growth rate. I got a great growth rate. Why go do this? That’s not in my DNA, that’s for sure, and that’s not in Mike’s either. And this is strength into strength. That’s the way you should look at this.

And we’re taking the number one and the number one and we’re putting them together. And any other combination after that is not going to be as compelling as this one.

So yes, we have a little bit of a history at Marvell for moving fast and moving quickly and decisively, and this is no different. But I couldn’t be more fired up about what we can go achieve.

Operator: Thank you. Our next question will come from Vivek Arya with Bank of America Securities. Please go ahead.

Vivek Arya: Thanks for taking my question. Just a clarification. I’ve been wondering if this has been a competitive process. Do we expect any other bidders to emerge?

And then, Matt, the question for you is back on valuation. So based on the numbers this morning, you’re paying Lumentum essentially one times its 2030 TAM, right, as the implied market cap. But Marvell is trading at less than half times, right, your addressable market. So as much as you see the benefits of the deal, right, that you mentioned, that the reason that Lumentum has partly traded at this valuation is because of shortages.

So the natural question, right, which I think has been asked before also, but I would appreciate your views on this, is that how are you so sure that you’re not buying, right, a company at the peak of its shortage environment, that by the time you close the deal, what is really going to be the state of the optical and AI industry at that time, right, sometime in the first half of ‘28?

So would just appreciate your perspectives on those two issues. Thank you.

Matt Murphy: Sure, Vivek. Thanks for the question.

And look, as I mentioned earlier to respond to one of the other comments, there are supply shortages today across the industry. Marvell’s got supply shortages. I mean, we’re behind. We’re trying to catch up. We got unprecedented customer demand. We’re rising to the occasion. We don’t see the situation at Lumentum as any different.

And we had an opportunity, obviously, through the due diligence process and having the combined teams meet and share their views and share their roadmaps and share their opportunities. And I can tell you that their growth opportunity and their growth rate is very commensurate with Marvell’s.

The other thing that gives us a lot of comfort is, as you know, Vivek, and it was outlined at our analyst day, we are tremendously deeply embedded and have a very trusted relationship at these large hyperscale customers across every hop in the network and have deep architectural insight into how these hyperscale systems are being configured and deployed.

So we have a very good view of where Lumentum plays into the designs that we’re working on. And we have multiple checkpoints because we have XPUs, we have switches, we have DSPs.

And so as a component supplier, which is more pure play where Lumentum is, it’s harder to get that visibility because you’re one level back in the stack. So what happened is, as we looked at this together, one, we both got even more convinced that this is going to last because the design wins are real, the application is real, the adoption of these new technologies is real.

And it’s not just a supply-demand situation. This is fundamentally a shift in the architecture inside the data center. We know our volumes. We know our run rate. We know our growth rates. And we know that every one of those needs a light source. And the best light source company in the world is Lumentum.

And so yes, we’re going to manage the supply-demand situation, but this is differentiated technology, Vivek, and product. And I think in the end, when we look through the period, out to their 2030 and our 2030, we’re able to line this up very well and have a huge degree of conviction, not only would they on a standalone basis probably be on a very similar trajectory to Marvell, but combined, we’ll definitely grow faster together because of the revenue synergies I mentioned and the increased TAM.

Michael Hurlston: Yes, let me, Vivek, describe the process. I mean, we certainly, as I said in the prepared remarks, looked at alternatives. And I think one of the most obvious alternatives for us would be to go out and build a semiconductor practice through acquisition of a couple of companies.

And what we quickly concluded when Matt and I started chatting, as he correctly said, look, we’ve known each other for a long time. Our companies work together. When this first idea came up, it’s like, why would we go out and buy a string of pearls that are twos and threes and fours in a market rather than combining with a number one?

So I think it was pretty obvious to our board and to our management team that this was a much better alternative. Although obviously we’re ceding control, we really believe that Matt and Dan can take this forward. We think this management team is excellent. And I really, really do believe, as Matt said, this is a one and a one in our respective markets. Very, very unique and singular opportunity.

Operator: Thank you. And we’ll take our last question from Tore Svanberg with Stifel. Please go ahead.

Tore Svanberg: Congratulations on the deal. So I had a question going back to the analyst day, Matt. So you talked about interconnect revenue growth of 60% to 70% between now and fiscal ‘31, targeting a $37.5 billion number. I believe that’s primarily scale-out and scale-across. So obviously now with this combined entity, I’m just curious how should we think about that, especially given the much bigger opportunity now in scale-up? Thank you.

Matt Murphy: Well, our numbers, we haven’t revised them. We put a lot of time and effort into our view. And those were validated, actually, which was great, talking to the Lumentum team and saying, what do you guys see? Fundamentally, there might be some differences here and there with some of the customers, but we fundamentally see the same trajectory, see the same growth. And as I mentioned, actually see a bigger TAM, right, together.

So that growth rate, which I know took some people by surprise, is, gosh, your biggest business is also your fastest-growing TAM, which is interconnect for Marvell. Having third-party validation from a real player in this market like Lumentum gives us great comfort. And that’s why in that process we went through, we actually both concluded that some of it was we were just missing things. We didn’t have all the market insight, but most of it was we just realized, as you put these together, that opportunity set we can address is much larger.

So I hope that answers your question. But yes, we’re still on track with what we thought. And most of the TAM increase we’re talking about, that $60 billion, to your point is in interconnect, and it’s really in scale-up, and then at the later part of the period in scale-in, which is this whole micro emitter opportunity where their best-in-class micro VCSEL technology with our best-in-class EICs and our ability to package all this together, connect directly into an XPU package, drive the total solution.

I mean, these are all things that we had put some TAMs on, but nothing that meaningful. And I think those are going to get larger, especially as you get to the end of the period and beyond. So we got another leg or two of growth that we can already start envisioning beyond scale-up.

Operator: Thank you. This now concludes our question-and-answer session, and also today’s conference call. We’d like to thank you for your participation.

This does conclude today’s teleconference, and you may now disconnect your lines at this time, and have a wonderful day.

Matt Murphy: Thank you.

Additional Information About the Transaction and Where to Find It

This communication relates to a proposed transaction between Marvell Technology, Inc. (“Marvell”) and Lumentum Holdings Inc. (“Lumentum”) (the “Transaction”). In connection with the Transaction, Marvell intends to file with the SEC a registration statement on Form S-4 (the “Form S-4”) that will include a joint proxy statement for Marvell’s and Lumentum’s respective stockholders and that will also constitute a prospectus with respect to the shares of Marvell’s common stock to be issued in the Transaction (the “Joint Proxy Statement/Prospectus”). The definitive Joint Proxy Statement/Prospectus (if and when available) will be mailed to stockholders of Marvell and Lumentum after the Form S-4 is declared effective by the SEC. This communication is not a substitute for the Joint Proxy Statement/Prospectus or registration statement. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE FORM S-4, JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS THAT MAY BE FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE FORM S-4 AND THE JOINT PROXY STATEMENT/PROSPECTUS (AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS THERETO), CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT MARVELL, LUMENTUM, THE TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and Joint Proxy Statement/Prospectus and other documents containing important information about Marvell, Lumentum and the Transaction, once such documents are filed with the SEC through the website maintained by the SEC at https://www.sec.gov. Copies of the documents filed with the SEC by Marvell will be available online free of charge on Marvell’s website at https://investor.marvell.com or by contacting Marvell’s Investor Relations department at ir@marvell.com. Copies of the documents filed with the SEC by Lumentum will be available online free of charge on Lumentum’s website at https://investor.lumentum.com or by contacting Lumentum’s Investor Relations department at investor.relations@lumentum.com.

Participants in the Merger Solicitation

Marvell, Lumentum and certain of their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the Transaction. Information about the directors and executive officers of Marvell, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Marvell’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on May 13, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000110465926060253/tm261486-1_def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers of the Company”, “Security Ownership of Certain Beneficial Owners and Management”, “Executive Compensation” and “Certain Relationships and Related Party Transactions” and Marvell’s Annual Report on Form 10-K for the fiscal year ended January 31, 2026, which was filed with the SEC on March 11, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001835632/000183563226000011/mrvl-20260131.htm, under the heading “Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters”. To the extent holdings of Marvell’s securities by its directors or executive officers have changed since the amounts set forth in Marvell’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4 or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001835632&owner=exclude. Information about the directors and executive officers of Lumentum, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in Lumentum’s proxy statement for its 2026 Annual Meeting of Stockholders, which was filed with the SEC on October 6, 2026 and is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000130817926000420/lite2026-def14a.htm, under the headings “Proposal No. 1 Election of Directors”, “Executive Officers”, “Compensation Discussion and Analysis”, “Security Ownership of Certain Beneficial Owners and Management” and “Related Person Transactions”. To the extent holdings of Lumentum’s securities by its directors or executive officers have changed since the amounts set forth in Lumentum’s definitive proxy statement for its 2026 Annual Meeting of Stockholders, such changes have been or will be reflected on Initial Statement of Beneficial Ownership of Securities on Form 3, Statement of Changes in Beneficial Ownership on Form 4, or Annual Statement of Changes in Beneficial Ownership on Form 5 filed with the SEC, which are available online at https://www.sec.gov/edgar/browse/?CIK=0001633978&owner=exclude. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the Joint Proxy Statement/Prospectus and other relevant materials to be filed with the SEC regarding the Transaction when such materials become available. You may obtain free copies of these documents using the sources indicated above.

Cautionary Note Regarding Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the federal securities laws, including Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any statements contained in this communication that are not statements of historical facts may be deemed to be forward-looking statements. In some cases, you can identify forward-looking statements by terms such as: “accelerate,” “anticipate,” “believe,” “can,” “continue,” “could,” “demand,” “design,” “estimate,” “expand,” “expect,” “intend,” “may,” “might,” “mission,” “need,” “objective,” “ongoing,” “outlook,” “plan,” “potential,” “predict,” “project,” “should,” “target,” “will,” “would,” or the negative of these terms, or other comparable terminology intended to identify statements about the future. All forward-looking statements by their nature address matters that involve risks and uncertainties, many of which are beyond our control and are not guarantees of future results, such as statements about the consummation of the proposed transaction and the anticipated benefits thereof. These forward-looking statements include, but are not limited to, statements regarding expected timing and benefits of the Transaction and the outlook for Marvell’s and Lumentum’s results of operations and financial condition, including potential synergies following the Transaction. It is uncertain whether any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do, what impact they will have on the results of operations and financial condition of the companies or the price of Marvell or Lumentum stock. These forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, levels of activity, performance, benefits or achievements to be materially different from the information expressed or implied by these forward-looking statements. These risks and uncertainties include, but are not limited to, the following: general economic, market or business conditions, including competition and risks related to the semiconductor and optical networking industries generally; ongoing changes in the semiconductor and optical networking industries, including future growth rates, pricing trends in end-markets, or changes in customer capital spending patterns; risks related to the Transaction, including the effect of the announcement of the Transaction on the ability of Marvell or Lumentum to retain and hire key personnel and maintain relationships with customers, vendors and others with whom Marvell or Lumentum do business, or on Marvell’s or Lumentum’s operating results and business generally; risks that the Transaction disrupts current plans and operations and the potential difficulties in attracting and retaining qualified personnel as a result of the Transaction; the outcome of any legal proceedings related to the Transaction; the anticipated tax treatment of the transaction; the possible diversion of management’s time and attention from ongoing business operations and opportunities; the ability of the parties to consummate the Transaction on a timely basis or at all; the satisfaction of the conditions precedent to consummation of the Transaction, including the ability to secure stockholder and regulatory approvals on the terms expected, at all or in a timely manner; the occurrence of any event, change or other circumstance that could give rise to a right to terminate the Transaction; the ability to successfully integrate Marvell’s and Lumentum’s operations and business on a timely basis or otherwise; Marvell’s ability to implement the combined company’s plans, forecasts and other expectations with respect to its business after the completion of the Transaction and realize expected synergies and other benefits of the Transaction within the expected timeframe or at all; the amount of the costs, fees, expenses and charges related to the Transaction; the cash needs and availability of financing for Marvell and Lumentum in connection with, or following the completion of, the Transaction; fluctuations in the prices of Marvell or Lumentum stock; and potential business disruptions following the Transaction. These risks, as well as other risks related to the Transaction, will be included in the registration statement on Form S-4 and Joint Proxy Statement/Prospectus that will be filed with the SEC in connection with the Transaction. For additional information about other factors that could cause actual results to differ materially from those described in the forward-looking statements, please refer to Marvell’s and Lumentum’s respective periodic reports and other filings with the SEC, including the risk factors identified in Marvell’s and Lumentum’s most recent Quarterly Reports on Form 10-Q, Marvell’s most recent Annual Report on Form 10-K, which is available online at https://www.sec.gov/Archives/edgar/data/1835632/000183563226000011/mrvl-20260131.htm and Lumentum’s most recent Annual Report on Form 10-K. which is available online at https://www.sec.gov/Archives/edgar/data/0001633978/000162828026057358/lite-20260627.htm, under the headings “Forward-Looking Statements” and “Risk Factors” in Part I, Item 1A (Annual Report) and in Part I, Item 2 and Part II, Item 1A (Quarterly Reports), all of which are available online free of charge on the SEC’s website at https://www.sec.gov. The forward-looking statements included in this communication are made only as of the date hereof and are based on the current beliefs of Marvell and Lumentum as well as assumptions made by and information currently available to them, which are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. Neither Marvell nor Lumentum undertakes any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except to the extent required by law. The information that can be accessed through hyperlinks or website addresses included in this communication is deemed not to be incorporated in or part of this communication.

No Offer or Solicitation

This communication is not a proxy statement or solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, and there will not be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities will be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.